November 20, 1995

Trustees of John Hancock Declaration Trust
101 Huntington Avenue
Boston, Massachusetts  02199

Ladies and Gentlemen:

        John Hancock Declaration Trust (the "Trust") is a Massachusetts business trust created under a written Declaration of Trust dated and executed November 15, 1995, and delivered in Boston, Massachusetts on November 16, 1995 (the "Declaration of Trust"). The Trustees of the Trust have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided.

        Under Article V, Section 5.1 of the Declaration of Trust, it is provided that the number of Shares of beneficial interest authorized to be issued under the Declaration of Trust is unlimited. Also pursuant to Article V, Section 5.1, the Trustees are empowered to authorize the division of shares of beneficial interest into one or more series of shares and one or more classes thereto, each represented by an unlimited number of transferable shares. Pursuant to Article V, Section 5.11 of the Declaration of Trust, the Trustees established the following ten series of the Trust, each of which consists of a single class of shares: John Hancock V.A. International Fund, John Hancock V.A. Emerging Equities Fund, John Hancock V.A. Discovery Fund, John Hancock V.A. Diversified Core Equity Fund, John Hancock V.A. Sovereign Investors Fund, John Hancock V.A. 500 Index Fund, John Hancock V.A. Sovereign Bond Fund, John Hancock V.A. Strategic Income Fund, John Hancock V.A. Global Income Fund and John Hancock V.A. Money Market Fund (collectively, the "Funds").

        The opinion set forth in paragraph 3 below is qualified in that shareholders of a Massachusetts business trust may under certain circumstances be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for obligations of the Trust and any series, including the Funds, and provides that notice of such disclaimer may be given in every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers of the Trust. The Declaration of Trust provides for indemnification against all loss and expense of any shareholder of a series of Trust shares held personally liable solely by reason of being or having been a shareholder of a series, including any Fund, such indemnification to be paid solely out or the assets of such series. Thus, the shareholder's risk is limited to circumstances in which the assets of the particular series of which he or she is or was a shareholder would be insufficient to meet the obligations asserted against or with respect to such assets.


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Trustees of John Hancock Declaration Trust
November 20, 1995
Page 2



        Based on and subject to the foregoing, I am of the opinion that:

                1. The Trust is duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts;

                2. The beneficial interest of the Trust is divided into an unlimited number of shares of beneficial interest, no par value per share;

                3. Shares of each Fund will be validly issued, fully paid and non-assessable by the Trust when issued in accordance with the provisions of the Declaration of Trust and subject to compliance with the Securities Act of 1933, the Investment Company Act of 1940 and the applicable state laws regulating the sale of securities.

        I hereby consent to the filing of a copy of this opinion with the Securities and Exchange Commission and other securities administrators of such states in which registration may be required as part of the Trust's Registration Statement on Form N-1A (or any amendment thereto).

        Very truly yours,


        /s/ Alfred P. Ouellette, Esq.

        Alfred P. Ouellette, Esq.
        Assistant Secretary





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